Zamzama Gas Field Development
Sindh Province, Pakistan


Area of Map
UZBEKISTAN
TURKMENISTAN
Caspian Sea
TAJIKSTAN
CHINA
AFGHANISTAN
IRAN
PAKISTAN
Persian Gulf
UAE
OMAN
Arabian Sea
INDIA
40°N
20°N
60°E
80°E
68° E
70° E
30° N
28° N
26° N
AFGHANISTAN
NFWP Province
Punjab Province
Balochistan Province
Dhodhak
Rodho
Panjpir
Nandpur
Multan
Quetta
Sui Northern Pipeline System
PAKISTAN
Pirkoh
Loti
Sui
Guddu
Jacobabad
Kandkot
Qadirpur
Mari
Sui Southern Pipeline System
Sukkur
Miano
Kadanwari
Sawan
Dadu 2667-1 Concession
Zamzama Gas Field
Dadu
INDIA
Sindh Province
Bhit
Nawabshah
HYDERABAD
Hub Power Station
KARACHI
Badin
LEGEND
Existing gas pipelines
Gas Fields
Cities
Main gas demand centres
0
50 Kms

N140.PM.091_Mar.01

Pakistan Asset
BHP Petroleum

BHP